                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____

                          COMMISSION FILE NUMBER 1-2328


                              --------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                GATX CORPORATION
                             500 West Monroe Street
                          Chicago, Illinois 60661-3676

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................................3

FINANCIAL STATEMENTS:
         Statements of Assets Available for Benefits............................................4
         Statement of Changes in Assets Available for Benefits..................................5

Notes to Financial Statements...................................................................6

SUPPLEMENTAL SCHEDULE:
                    Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............12

Other schedules required by Section 2520.103-10 of the Departments of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE .....................................................................................13

EXHIBIT INDEX .................................................................................14


             Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounts Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


May 14, 2004
Ernst & Young LLP
Chicago, Illinois

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                                       DECEMBER 31
                                                2003                 2002
                                            ---------------------------------
ASSETS
Investments                                 $  95,111,189       $  81,642,955
Interest in Master Trust                       35,860,336          31,671,625
Employer contribution receivable                   75,319                  --
                                            ---------------------------------
                                            $ 131,046,844       $ 113,314,580
                                            =================================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                                   YEAR ENDED DECEMBER 31
                                                                  2003               2002
                                                             ---------------------------------
ADDITIONS
Contributions from GATX Corporation and
   subsidiaries                                              $   1,698,175      $   1,649,385
Participant salary deferrals                                     4,937,058          5,256,891
Rollover contributions                                             169,453            391,324
Interest and dividend income                                     2,528,880          2,552,679
Transfer from GATX Corporation Hourly Employees
   Retirement Savings Plan                                              --             31,398
                                                             --------------------------------
                                                                 9,333,566          9,881,677
DEDUCTIONS
Benefit payments                                               (12,242,678)       (19,671,748)
Administrative fee                                                  (5,193)            (3,850)
                                                             --------------------------------
                                                               (12,247,871)       (19,675,598)

Net investment gain (loss) from Master Trust                     8,148,636        (11,723,918)
Net realized and unrealized depreciation in fair
   value of mutual funds                                        12,497,933        (13,156,137)
                                                             --------------------------------
Net increase (decrease)                                         17,732,264        (34,673,976)
Assets available for benefits:
   Beginning of year                                           113,314,580        147,988,556
                                                             --------------------------------
   End of year                                               $ 131,046,844      $ 113,314,580
                                                             ================================


See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries which adopts the Plan upon authorization by GATX. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount as determined from time to time by GATX, up to but not more than $0.50, for each $1.00 contributed by a participant, up to 6% of a participant's eligible compensation. At its discretion, the Company may contribute an additional matching contribution to eligible participants. Company contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited semimonthly.

Effective May 1, 2003, participants with two or more years of service may elect to have their match invested in any investment offered by the Plan and may transfer all or a portion of their existing Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. For the period May 1, 2002 through March 1, 2003, participants with five or more years of service could transfer all or a portion of their Company matching contribution accounts from the GATX Stock Fund to any of the other investment funds offered by the Plan.

           GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

           GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will remain 100% vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. The GATX Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of GATX common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of GATX common stock and the cash investments held by the Fund. At December 31, 2003, 2,346,880 units were outstanding with a value of $15.28 per unit (2,704,665 units were outstanding with a value of $11.71 per unit at December 31, 2002). Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

           GATX Corporation Salaried Employees Retirement Savings Plan

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4.  INVESTMENTS

Except for investments held in a Master Trust (see Note 5), the Plan held the following individual investments representing 5% or more of Plan assets:


                                                            DECEMBER 31
                                                        2003           2002
                                                      --------------------------
At fair value:
   Fidelity Managed Income Portfolio II               $27,401,297    $29,013,568
   Spartan U.S. Equity Index Fund                      22,368,790     17,795,388
   Putnam Voyager Fund                                 11,142,416     10,089,352
   Fidelity Equity-Income Fund                         10,383,401      7,288,541
   PIMCO Total Return Fund - Administrative Class         --*          6,407,374

*Below 5% threshold.

           GATX Corporation Salaried Employees Retirement Savings Plan

5.  MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2003 and 2002.

A summary of the net assets and the changes in net assets of the Master Trust is as follows:


                                                                  DECEMBER 31
                                                             2003             2002
                                                         -----------------------------
ASSETS
GATX Corporation common stock                            $36,454,441      $ 32,297,504
Other receivables                                            223,151            60,509

LIABILITIES
Other payables                                               (40,278)         (161,159)
                                                         -----------------------------
Net assets                                               $36,637,314      $ 32,196,854
                                                         =============================


                                                              YEAR ENDED DECEMBER 31
                                                             2003              2002
                                                         -----------------------------
ADDITIONS
Transfers in from participating plans                    $  2,000,307     $  2,352,608
Interest and dividend income                                1,705,393        1,891,954
                                                         -----------------------------
                                                            3,705,700        4,244,562
Deductions
Transfers out to participating plans                       (5,896,306)     (10,820,250)

Net realized and unrealized appreciation
   (depreciation) in fair value of common stock
                                                            6,631,066       (13,807,205)
                                                         ------------------------------
Net increase (decrease)                                     4,440,460       (20,382,893)
Net assets at beginning of year                            32,196,854        52,579,747
                                                         ------------------------------
Net assets at end of year                                $ 36,637,314     $  32,196,854
                                                         ==============================


The Plan held a 97.9% and 98.3% interest in the Master Trust as of December 31, 2003 and 2002, respectively.

           GATX Corporation Salaried Employees Retirement Savings Plan

6.  NONPARTICIPANT-DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant-directed and nonparticipant-directed investments, is as follows:


                                                         DECEMBER 31
                                                    2003              2002
                                                ------------------------------
Investment, at fair value:
   Interest in the GATX Stock Fund              $ 35,860,336      $ 31,671,625
                                                ==============================


                                                     YEAR ENDED DECEMBER 31
                                                     2003              2002
                                                ------------------------------
Changes in net assets:
   Company contributions                        $  1,468,138      $  1,739,455
   Participant contributions                         411,932           508,168
   Rollover contributions                              2,057               463
   Interest and dividend income                    1,672,287         1,861,695
   Net realized and unrealized appreciation
     (depreciation) in
     fair value of common stock                    6,476,349       (13,582,870)
   Benefits paid                                  (2,343,906)       (5,506,003)
   Interfund transfers                            (3,498,146)       (5,111,085)
                                                ------------------------------
                                                $  4,188,711      $(20,090,177)
                                                ==============================


7.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.  RELATED PARTY

The Plan invests in GATX Corporation common stock. GATX Corporation is the Plan's sponsor, and, therefore, such investments are party-in-interest transactions.

                                                                  EIN 36-1124040
                                                                       Plan #002


           GATX Corporation Salaried Employees Retirement Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                                                                           SHARES/         CURRENT
         IDENTITY OF ISSUER/DESCRIPTION OF ISSUE                            UNITS           VALUE
------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company*:
   Fidelity Managed Income Portfolio II                                  27,401,297        $27,401,297
   Spartan U.S. Equity Index Fund                                           567,592         22,368,790
   Putnam Voyager Fund A                                                    702,992         11,142,416
   Fidelity Equity Income Fund                                              208,712         10,383,401
   PIMCO Total Return Fund - Administrative Class                           609,120          6,523,674
   Vanguard Extended Market Index Fund                                      156,022          4,159,546
   Templeton Foreign Fund A                                                 321,019          3,415,638
   State Street Research Aurora Fund - Class S                               84,751          3,366,310
   Delaware Trend Fund - Institutional Class                                 74,258          1,460,658
   Fidelity Freedom 2020 Fund                                               106,059          1,380,886
   Fidelity Diversified International Fund                                   29,809            718,989
   Fidelity Freedom 2010 Fund                                                48,877            636,374
   Fidelity Freedom Income Fund                                              18,305            203,006
   Fidelity Freedom 2030 Fund                                                14,764            191,198
   Fidelity Freedom 2000 Fund                                                 9,540            112,376
   Fidelity Freedom 2040 Fund                                                 7,742             58,526
   Participant loans (5% to 11% interest rates, various maturities)
                                                                                 --          1,588,104
                                                                                           -----------
                                                                                           $95,111,189
                                                                                           ===========



*Party in interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                GATX CORPORATION SALARIED
                                                   EMPLOYEES RETIREMENT
                                                       SAVINGS PLAN
                                                    (Name of the Plan)

                                                /s/ James Conniff
                                                --------------------------------
                                                James Conniff
                                                Plan Administrator

Date: June 28, 2004

                                  EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

EXHIBIT
-------

23.1          Consent of Independent Registered Public Accounting Firm